Exhibit 99.5

EXECUTION VERSION

JOINT BIDDING AGREEMENT

This JOINT BIDDING AGREEMENT (this “Agreement”), dated as of January 9, 2018, is made and entered by and among (i) Trident Pine Acquisition LP (“SPC”) and (ii) Barry D. Zyskind (“BZ”), George Karfunkel and Leah Karfunkel (each, including BZ, a “Stockholder” and, collectively, the “Stockholders”). Each of the foregoing parties is hereinafter referred to individually as a “Party” and, collectively, as the “Parties.”

W I T N E S S E T H:

WHEREAS, SPC and the Stockholders are engaged in discussions regarding the potential acquisition of AmTrust Financial Services, Inc., a Delaware corporation (“AmTrust”) pursuant to which AmTrust would be acquired by a new entity formed by the Parties (“Newco”), such that AmTrust would become a wholly-owned subsidiary of Newco;

WHEREAS, the Stockholders own or control approximately 42.7% of the outstanding common stock of AmTrust;

WHEREAS, a special committee of the board of directors of AmTrust and the board of directors of AmTrust (based on the recommendation of such special committee) has authorized SPC and the Stockholders to enter into discussions and negotiations regarding a potential joint bid (the “Bid”) to acquire AmTrust (the “Transaction”); and

WHEREAS, the Parties wish to work together to submit a Bid on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement, the Parties hereby agree as follows:

1.	Preparation and Submission of Bid. The Parties shall each use their good faith efforts to cooperate and work together to prepare and, if they mutually agree and the submission of such Bid is authorized or requested in writing by the special committee of the board of directors of AmTrust, submit a Bid. Each Party shall provide all resources reasonably necessary to prepare and, if they mutually agree, submit the Bid. The Parties shall also use their good faith efforts to obtain and negotiate any financing necessary for or desired to be obtained in connection with the Transaction on terms mutually acceptable to the Parties. Each Party shall insure that the other Parties are provided the opportunity (which in the case of SPC, shall be satisfied by providing the opportunity to BZ), where reasonably practicable, to participate in all substantive discussions (including due diligence interviews) and negotiations relating to the Transaction with AmTrust, third party financing sources and any other relevant third parties other than a potential source of financing for a Party’s own investment (and shall promptly inform the other Parties (which in the case of SPC, shall be satisfied by informing BZ) of any such discussions and negotiations where such participation was not reasonably practicable).

2.

Equity Investment. The Parties agree that, prior to execution of a definitive purchase agreement with AmTrust regarding a Transaction, they shall jointly form Newco as a Delaware corporation (or such other entity in any jurisdiction as may be mutually agreed by the Parties) and such other subsidiaries of Newco as they Parties reasonably deem necessary or advisable, and negotiate in good faith mutually agreed upon terms and conditions of a stockholders agreement governing their joint ownership of such entity (the “Stockholders Agreement”) and the capitalization of Newco. Each of the Parties will have at all times during the pendency of this Agreement sufficient financial resources, and at the closing of a Transaction will have sufficient cash resources, to pay the amounts contemplated to be funded to Newco by such Party at the closing of a Transaction. Each Party acknowledges and agrees that the other Parties would not have entered into this Agreement if the above representation by such Party were not true and correct in all respects.

3.	Expenses. Except as otherwise provided in this Agreement, each Party shall bear its own costs and expenses incurred in connection with the Bid and all other efforts under this Agreement, and neither Party shall be liable for costs incurred or other obligations undertaken by the other Party in connection with the Bid or any such efforts under this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, in the event that (i) a Stockholder materially breaches the terms of this Agreement (including any term to the extent such term survives the termination of this Agreement) and such breach is not cured by the Stockholders within (10) days written notice of such breach from the SPC to the Stockholders, then the Stockholders shall, on a joint and several basis, reimburse in full within fifteen (15) business days of receipt of written notice of such breach all of SPC’s reasonable, documented out-of-pocket costs and expenses (including fees, costs and expenses of SPC’s advisors (including those of Skadden, Arps, Slate, Meagher & Flom LLP and Ernst & Young LLP) incurred in connection with this Agreement, the Bid, or the Transaction through the applicable date of termination; and (ii) SPC materially breaches the terms of this Agreement (including any term to the extent such term survives the termination of this Agreement) and such breach is not cured by SPC within ten (10) days written notice of such breach from the Stockholders to SPC, then SPC shall reimburse in full within fifteen (15) business days of written notice of such breach all of the Stockholders’ reasonable, documented out-of-pocket costs and expenses (including fees, costs and expenses of the Stockholder’s advisors (including those of Paul, Weiss, Rifkind, Wharton & Garrison LLP) incurred in connection with this Agreement, the Bid, or the Transaction through the applicable date of termination.

4.	Confidentiality; Public Statements.

(a)

Each of SPC and the Stockholders acknowledges that it has had or may have access to certain information provided by or on behalf of the other Party concerning or relating to the Bid and the Transaction which is either confidential or proprietary in nature (collectively, the “Confidential Information”). Each Party agrees that it shall, and shall cause its directors, officers, employees, affiliates and representatives to, maintain the confidentiality of the Confidential Information and refrain from disclosing any Confidential Information to any third person or entity, except (i) as required by law, regulation or legal or regulatory process, (ii) its directors, officers, employees, affiliates, representatives and third-party advisors who need to know such Confidential Information in connection with advising such Party with respect to the Bid or the Transaction, (iii) as disclosed in the ordinary course to partners in funds affiliated with SPC and related co-investors (provided that such partners and co-investors shall be subject to this Section 4 to the same extent as SPC and SPC shall be responsible for any breaches of this Section 4 by such partners and co-investors), (iv) as authorized by writing by BZ (in the case of disclosure by SPC) or by SPC (in the case of disclosure by any of the Stockholders) or (v) in any proceeding arising from a dispute between the Parties alleging a breach of the terms of this Agreement. In the event that a Party receives a request to disclose all or any part of the Confidential Information from a court or governmental or regulatory authority or agency or is obligated to disclose any portion of the Confidential Information as described in clause (i) of the preceding sentence, it shall, to the extent permitted by law, (x) notify as promptly as possible the other Party of the existence, terms and circumstances surrounding such obligation; (y) consult with the other Party on the advisability of taking legally available steps to resist or defend against such obligation or to protect the confidentiality of such Confidential Information following such disclosure; and (z) if disclosure of such Confidential Information shall be required, furnish only that portion of the Confidential Information that such Party is requested or legally compelled to disclose. For purposes of this Agreement, “Confidential Information” shall not include information that is or becomes available to the public generally (including if disclosed by AmTrust), other than as a result of disclosure by a Party or its directors, officers, employees, affiliates or representatives in breach of the terms of this Agreement.

(b)	Neither Party shall issue any press release or otherwise make any public statement (including, in the case of any of the Stockholders, any amendment to any of the Stockholders’ Statement on Schedule 13D filed in respect of AmTrust) with respect to an actual or potential Bid or Transaction involving the other Party without the prior consent of BZ (in the case of SPC) and SPC (in the case of any of the Stockholders) unless such press release or public statement is (i) required by law, regulation or legal or regulatory process or (ii) in the case of BZ, in the ordinary course of business in his capacity as Chief Executive Officer of AmTrust. In the event that a Party becomes obligated to issue a press release or otherwise make a public statement as described in clause (i) of the preceding sentence, it shall, to the extent permitted by law, (x) notify as promptly as possible BZ (in the case of SPC) or SPC (in the case of any of the Stockholders) of the existence, terms and circumstances surrounding such obligation; (y) to the extent time permits, consult with BZ (in the case of SPC) or SPC (in the case of any of the Stockholders) on the content of such press release or other public statement; and (z) if requested to do so, include the name of any of the Stockholders (in the case of SPC) or SPC (in the case of any of the Stockholders) in such press release or other public statement only if legally compelled to do so.

5.

Exclusivity. Each of the Parties agrees to work exclusively with the other Parties with respect to a Bid. No Party shall negotiate or initiate or continue discussions with (a) any other person or entity or otherwise solicit, encourage (including by providing any information to), or enter into any agreement (written or oral) with, any other person or entity relating to the acquisition of all or any material part of AmTrust, its subsidiaries or any material portion of the AmTrust and its subsidiaries’ assets or (b) any potential source of financing for a Transaction other than (i) a potential source that has been mutually approved by SPC and BZ or (ii) a potential source of financing for a Party’s own investment so long as that Party has provided advance written notice to the other Parties of the identify of such potential source of financing. The Stockholders agree to promptly notify SPC in writing if they receive any significant communication from a third party regarding the Bid, the Transaction or any transaction contemplated by clause (a) above.

6.	No Obligation to Enter into Transaction. Each of the Parties reserves the right, in its sole discretion, not to proceed with or pursue the Transaction, to terminate discussions and negotiations with respect thereto and to terminate this Agreement at any time without any liability or obligation of any kind (except as set forth in Section 7 hereof). Without limiting the foregoing, nothing in this Agreement is intended to create any obligation on the part of a Party or any of its affiliates to negotiate the Transaction for any specified period of time, submit a Bid, enter into any agreements with AmTrust or otherwise consummate any Transaction or enter into any Stockholders Agreement except on terms that are acceptable to such Party, in such Party’s sole discretion. Other than as expressly contemplated by Sections 1, 2, 3, 4, 5, 6 and 7, the Parties intend that no legal rights or obligations with respect to any Transaction shall come into existence between them unless and until the Parties enter into definitive written agreements setting forth the terms and conditions of the Transaction and that, in such event, their respective legal rights and obligations shall then be only those set forth in such definitive written agreements.

7.	Termination.

(a)

(i)	Each of SPC and the Stockholders may terminate this Agreement upon three (3) days’ prior written notice in the event that SPC breaches (in respect of a termination by the Stockholders) or the Stockholders (in respect of a termination by SPC) breach this Agreement and such breach is not cured by the breaching Party within ten (10) days written notice of such breach from the terminating Party to the breaching Party;

(ii)	The Parties may terminate this Agreement by a written agreement executed by all of the Parties;

(iii)	Each of SPC and the Stockholders may terminate this Agreement upon one (1) days’ prior written notice in the event that SPC (in respect of a termination by the Stockholders) or the Stockholders (in respect of a termination by SPC) communicate to the other Party that it no longer intends on proceeding with a Bid or Transaction; and

(iv)	This Agreement shall terminate automatically upon the earlier of (A) consummation of a Transaction or (B) three (3) months after the date hereof.

(b)	If this Agreement is terminated pursuant to this Section 7, subject to the following proviso, such termination shall be without liability or continuing obligation of either Party to the other Party or Parties; provided, however, that (i) the provisions of Section 3 shall survive and apply in accordance with its terms, (ii) the provisions of Section 4 shall survive such termination for a period of twelve (12) months, (iii) the provisions of Section 5 shall (A) survive a termination by SPC pursuant to Section 7(a)(i) for a period of twelve (12) months following termination, (B) terminate upon termination of this Agreement by the Stockholders pursuant to Section 7(a)(i) and (C) otherwise terminate upon the termination of this Agreement (provided, that if within twelve (12) months following any termination of this Agreement contemplated by this clause (C) any person acquires, commences a tender offer for, or enters into an agreement to acquire, in each case with the agreement, consent or approval of the Stockholders or the board of directors of AmTrust, (1) twenty percent (20%) or more of the outstanding common stock of AmTrust or (2) all or substantially all of the assets of AmTrust (including the equity securities of AmTrust’s subsidiaries), then the Stockholders shall, on a joint and several basis, pay to SPC, contingent upon, and within fifteen (15) business days of the consummation of such transaction (whether or not within such twelve (12) month period), an amount determined by BZ in good faith, which amount shall not be less than $10,000,000 and shall not be greater than $30,000,000) and (iv) Sections 6, 7, 8, 9, 10, 12, 13, 14, 15, 16 and 17 shall survive the termination of this Agreement, and all other rights and obligations of the parties under this Agreement shall terminate upon the termination of this Agreement.

8.	Notices. All notices, requests and other communications to any Party hereunder shall be in writing and shall be deemed given when delivered personally, facsimiled (which is confirmed), emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

if to any Stockholder, to it at:

c/o AmTrust Financial Services, Inc.

59 Maiden Lane, 43rd Floor

New York, NY 10038

Email:          barry.zyskind@amtrustgroup.com

Attention:    Barry Zyskind

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Facsimile:    1-212-757-3990

Email:          rfieldston@paulweiss.com

Attention:    Ross A. Fieldston

Email:          agivertz@paulweiss.com

Attention:    Adam M. Givertz

if to SPC, to:

Trident Pine Acquisition LP

c/o Stone Point GP Ltd.

20 Horseneck Lane

Greenwich, CT 06830

Facsimile:    (203) 625-8357

Email:          dwermuth@stonepoint.com

Attention:     David Wermuth

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Facsimile:    212-735-2000

Email:          todd.freed@skadden.com

Attention:    Todd E. Freed

Email:          jon.hlafter@skadden.com

Attention:    Jon A. Hlafter

9.	Entire Agreement. This Agreement constitutes the entire agreement between SPC, on the one hand, and the Stockholders, on the other hand, and supersedes all prior agreements and understandings, oral or written, with respect to the subject matter of this Agreement.

10.	Amendment; Modification and Waiver. Any provision of this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment, by each of the Parties, or in the case of a waiver, by each of the Parties against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

11.	Assignment. This Agreement shall not be assigned by SPC without the prior written consent of the Stockholders and may not be assigned by any Stockholder without the prior written consent of SPC; provided, that this Agreement may be assigned by a Party to one of its affiliates, including, without limitation, funds managed by such Party, but such assignment shall not relieve such Party of its obligations hereunder.

12.	No Third Party Beneficiaries. Nothing expressed or implied in this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities upon any person or entity other than the Parties and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns.

13.	Governing Law; Submission to Jurisdiction.

(a)	This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relating to this Agreement or the negotiation, execution or performance of this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without respect to its applicable principles of conflicts of laws that might require the application of the laws of another jurisdiction.

(b)	Each of the Parties hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction and venue of the Delaware Court of Chancery, or, if such court does not have jurisdiction, the federal courts of the United States located in the State of Delaware (“Courts”) in any action arising out of or relating to this Agreement, including the negotiation, execution or performance of this Agreement and agrees that all claims in respect of any such Action shall be heard and determined in the Courts, (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement in the Courts, including any objection based on its place of incorporation or domicile, (iii) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action in any such court and (iv) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the Parties consents and agrees that service of process, summons, notice or document for any action permitted hereunder may be delivered by registered mail addressed to it at the applicable address set forth in Section 8 or in any other manner permitted by applicable law.

14.

WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY BE BASED UPON, ARISE OUT OF OR RELATED TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY FOR ANY DISPUTE BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE BREACH, TERMINATION OR VALIDITY THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NEITHER THE OTHER PARTY NOR ITS REPRESENTATIVES, AGENTS OR ATTORNEYS HAVE REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 14. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY

COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

15.	Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached or threatened to be breached and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or breach. It is accordingly agreed that without posting bond or other undertaking, the Parties shall be entitled to injunctive or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any such action is brought in equity to enforce the provisions of this Agreement, no Party will allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law.

16.	Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to constitute an original, but all of which shall constitute one and the same agreement, and may be delivered by facsimile or other electronic means intended to preserve the original graphic or pictorial appearance of a document.

17.	No Partnership. Nothing in this Agreement is intended to, and this Agreement shall not, create a partnership between the Parties. Accordingly (a) the rights, obligations and duties of each Party in relation to the other Parties with respect to the subject matter of this Agreement shall be only those contractual rights, obligations and duties that are created by the express terms of this Agreement and shall not include any fiduciary or other implied rights, obligations or duties of any kind, (b) no Party shall be authorized to act on behalf of the other Parties except as otherwise expressly provided by the terms of this Agreement and (c) no Party shall be obligated to any third party for the obligations or liabilities of the other Party.

18.	Individual Capacity. Each of the Stockholders is entering into this Agreement solely in their individual capacity as a stockholder of AmTrust and not in any other capacity and any action taken by any Stockholder in connection with this Agreement is not being taken on behalf of AmTrust or its subsidiaries.

[The remainder of this page in intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

TRIDENT PINE ACQUISITION LP

by	Stone Point GP Ltd., its general partner

by	/s/ David Wermuth
Name: David Wermuth
Title: Secretary; Vice President

[Signature Page to Joint Bidding Agreement]

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ George Karfunkel
George Karfunkel

/s/ Leah Karfunkel
Leah Karfunkel

[Signature Page to Joint Bidding Agreement]